CE Franklin Ltd.

Interim Consolidated Balance Sheets - Unaudited

(in thousands of Canadian dollars)

	June 30	December 31
	2008	2007
Assets

Current assets
Accounts receivable	84,120	89,305
Inventories	82,906	86,414
Other	5,542	3,781
	172,568	179,500

Property and equipment	6,762	6,398
Goodwill	20,570	20,523
Future income taxes (note 3)	1,619	1,403
Other	857	891
	202,376	208,715

Liabilities

Current liabilities
Bank operating loan	18,396	44,301
Accounts payable and accrued liabilities	57,428	44,807
Income taxes payable (note 3)	243	-
Current portion of long term debt and capital lease obligations	183	805
	76,250	89,913

Long term debt and capital lease obligations	500	582
	76,750	90,495

Shareholders* Equity
Capital stock	23,715	24,306
Contributed surplus	18,434	17,671
Retained earnings	83,477	76,243
	125,626	118,220
	202,376	208,715

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Operations - Unaudited

	Three months ended		Six months Ended

(in thousands of Canadian dollars except shares and per share amounts)	June 30	June 30	June 30	June 30
	2008	2007	2008	2007

Sales	96,395	82,938	236,977	237,193
Cost of sales	77,442	66,107	190,963	194,051
Gross profit	18,953	16,831	46,014	43,142

Other expenses (income)
Selling, general and administrative expenses	16,735	14,086	33,608	29,352
Amortization	594	727	1,211	1,486
Interest expense	163	479	601	1,062
Foreign exchange (gain)/loss	(8)	535	(10)	589
	17,484	15,827	35,410	32,489

Income before income taxes	1,469	1,004	10,604	10,653

Income tax expense (recovery) (note 3)
Current	651	654	3,583	3,881
Future	(134)	(294)	(213)	(245)
	517	360	3,370	3,636

Net income and comprehensive income	952	644	7,234	7,017

Net income per share (note 2)
Basic	0.05	0.03	0.39	0.38
Diluted	0.05	0.03	0.39	0.37

Weighted average number of shares outstanding (000's)
Basic	18,278	18,329	18,305	18,282
Diluted	18,574	18,768	18,601	18,721

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Cash Flow - Unaudited

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
(in thousands of Canadian dollars)	2008	2007	2008	2007

Cash flows from operating activities
Net income for the period	952	644	7,234	7,017
Items not affecting cash -
Amortization	594	727	1,211	1,486
Future income tax recovery	(134)	(294)	(213)	(245)
Stock based compensation expense	552	676	846	1,062
	1,964	1,753	9,078	9,320
Net change in non-cash working capital balances
related to operations -
Accounts receivable	28,027	39,443	4,988	21,166
Inventories	(5,050)	(4,783)	3,465	1,495
Other current assets	(3,375)	(1,859)	(1,755)	(2,645)
Accounts payable and accured liabilities	(14,698)	(33,808)	13,068	(24,431)
Income taxes payable	(2,514)	(2,585)	132	(3,299)
	4,354	(1,839)	28,976	1,606

Cash flows (used in)/ from financing activities
(Decrease)/Increase in bank operating loan	(3,366)	(1,233)	(25,905)	1,975
Decrease in long term debt and capital lease obligations	(54)	(51)	(705)	(391)
Issuance of capital stock	48	354	49	568
Purchase of capital stock in trust for RSU Plans	(227)	-	(723)	(173)
	(3,599)	(930)	(27,284)	1,979

Cash flows (used in)/from investing activities
Purchase of property and equipment	(1,196)	(802)	(2,133)	(1,208)
Business acquisitions	441	-	441	(2,377)
	(755)	(802)	(1,692)	(3,585)

Change in cash and cash equivalents during the period	-	(3,571)	-	-

Cash and cash equivalents- Beginning of period	-	3,571	-	-

Cash and cash equivalents * End of period	-	-	-	-

Cash paid during the period for:
Interest on bank operating loan	153	472	583	1,047
Interest on capital lease obligations and long term debt	10	7	18	15
Income taxes	2,407	3,244	2,570	7,185

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Changes in Shareholders’ Equity - Unaudited

(in thousands of Canadian dollars and number of shares)	Capital Stock
	Number of Shares	$		Contributed Surplus		Retained Earnings		Shareholders' Equity

Balance - December 31, 2006	18,223	23,586		16,213		62,676		102,475

Stock option compensation expense	-	-		1,062		-		1,062
Stock options excercised	174	824		(256)		-		568
Restricted share units (RSU's) exercised	10	204		(204)		-		-
Purchase of shares in trust for RSU plans	(15)	(173)		-		-		(173)
Net income	-	-		-		7,017		7,017
Balance - June 30, 2007	18,392	24,441		16,815	0	69,693		110,949

Balance - December 31, 2007	18,370	24,306		17,671		76,243		118,220
Stock option compensation expense	-	-		605		-		605
Stock options exercised	10	70		(20)		-		50
RSU's exercised	3	62		(62)		-		-
DSU grant	-	-		240		-		240
Purchase of shares in trust for RSU Plans	(100)	(723)		-		-		(723)
Net income	-	-		-		7,234		7,234
Balance - June 30, 2008	18,283	23,715	-	18,434	-	83,477	-	125,626

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Note 1 - Accounting Policies

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada applied on a consistent basis with CE Franklin Ltd.’s (the “Company”) annual consolidated financial statements for the year ended December 31, 2007, with the exception of policies relating to financial instruments, capital disclosures and inventories as noted below.  The disclosures provided below are incremental to those included in the annual consolidated financial statements.  These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements and the notes thereto for the year ended December 31, 2007.

Effective January 1, 2008, the Company adopted Section 1535 – Capital Disclosures, Section 3862 – Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation. The standards establish presentation guidelines for financial instruments and deal with their classification, as well as providing readers of the financial statements with information pertinent to the Company’s objectives, policies and processes for managing capital.

Effective January 1, 2008, the Company adopted Section 3031 – Inventories. The standard establishes the accounting treatment for inventories and provides guidance on the determination of cost and subsequent recognition of expenses. The adoption of Section 3031 did not impact the determination of inventory costs and expense recorded by the Company. Inventories consisting primarily of goods purchased for resale are valued at the lower of average cost or net realizable value. Inventory obsolescence expense was recognized in the three and six month periods ending June 30, 2008 of $90,000 and $326,000 respectively (2007 – -$25,000 and $255,000). As at June 30, 2008 and December 31, 2007 the Company had recorded reserves for inventory obsolescence of $2.1 million and $1.8 million respectively.

These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

The Company’s sales typically peak in the first quarter when drilling activity is at its highest levels. They then decline through the second and third quarters, rising again in the fourth quarter when preparation for the new drilling season commences. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, declining in the second and third quarters, and then rising again in the fourth quarter.

Note 2 – Share Data

At June 30, 2008, the Company had 18,283,238 common shares and 1,325,638 options outstanding to acquire common shares at a weighted average exercise price of $5.83 per common share, of which 606,815 options were vested and exercisable at a weighted average exercise price of $3.80 per common share.

a) Stock options

Option activity for each of the six month periods ended June 30 was as follows:

000's	2008	2007

Outstanding at January 1	1,262	804
Granted	75	109
Exercised	(10)	(174)
Forfeited	(1)	(1)
Outstanding at June 30	1,326	738

There were no options granted during the three month periods ended June 30, 2008 and June 30, 2007.  The fair value of the options granted during the six month period ended June 30, 2008 was $274,000 (June 30, 2007- $521,000) and were estimated as at the grant date using the Black-Scholes option pricing model, using the following assumptions:

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

2008
Dividend yield	Nil
Risk-free interest rate	3.88%
Expected life	5 years
Expected volatility	50%

Stock option compensation expense recorded in the three and six month periods ended June 30, 2008 was $180,000 (2007 - $117,000) and $350,000 (2007- $235,000), respectively.

b) Restricted share units

The Company has Restricted Share unit (“RSU”) and Deferred Share Unit (“DSU”) plans (collectively the “RSU Plans”), where by RSU’s and DSU’s are granted which entitle the participant, at the Company’s option, to receive either a common share or cash equivalent value in exchange for a vested unit.  The vesting period for RSU’s is three years from the grant date. DSU’s vest on the date of grant.  Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to compensation expense and contributed surplus.  The contributed surplus balance is reduced as the vested units are exchanged for either common shares or cash.

000's	2008		2007
	RSU	DSU	RSU	DSU
Outstanding at January 1	178	37	120	12
Granted	1	30	67	25
Exercised	(3)	-	(10)	-
Forfeited	-	-	-	-
Outstanding at June 30	176	67	177	37

RSU compensation expense recorded in the three and six month periods ended June 30, 2008 were $373,000 (2007- $559,000) and $495,000 (2007- $827,000) respectively.

The Company purchases its common shares on the open market to satisfy restricted share unit obligations through an independent trust.  The trust is considered to be a variable interest entity and is consolidated in the Company’s financial statements with the number and cost of shares held in trust, reported as a reduction of capital stock.  During the three and six month periods ended June 30, 2008, 25,000 and 100,000 common shares were acquired, respectively, by the trust (2007 – 15,200 common shares for both the three and six month periods) at a cost of $227,000 for the three month period and $723,000 for the six month period (2007 - $173,000).

c) Reconciliation of weighted average number of diluted common shares outstanding (in 000’s)

The following table summarizes the common shares in calculating net earnings per share.

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007

Weighted average common shares outstanding- basic	18,278	18,329	18,305	18,282
Effect of Stock options and RSU Plans	296	439	296	439
Weighted average common shares outstanding- diluted	18,574	18,768	18,601	18,721

Net and comprehensive interim income
As reported	13,566	22,939	18,864
Compensation expense	-	196	551
Proforma	13,566	22,743	18,313

Net income per share
Basic
As reported	0.74	1.27	1.09
Proforma	0.74	1.26	1.06
Diluted
As reported	0.72	1.22	1.01
Proforma	0.72	1.21	0.98

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Note 3 – Income taxes

a)

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

	Three Months Ended				Six Months Ended				Twelve Months Ended
	June 30		June 30		June 30		June 30
	2008	%	2007	%	2008	%	2007	%	2007	%	2006	%

Income before income taxes	1,469		1,004		10,604		10,653		20,865		34,597
Income taxes calculated at expected rates	437	2,970.0	332	33.1	3,173	29.9	3,479	32.7	6,807	32.6	11,459	33.1
Non-deductible items	116	7.9	112	11.2	199	1.9	247	2.3	434	2.1	410	1.2
Capital and large corporations taxes	15	1.0	11	1.1	23	0.2	22	0.2	44	0.2	59	0.2
Adjustments on filing returns & other	(51)	(3.4)	(95)	(9.5)	(25)	(0.2)	(112)	(1.1)	13	0.1	(270)	(0.8)
	517	35.2	360	35.9	3,370	31.8	3,636	34.1	7,298	35.0	11,658	33.7

As at June 30, 2008, income taxes payable are $243,000 (December 31 2007 – Income taxes receivable included in other current assets were $848,000).

b)

Future income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purpose.  Significant components of future income tax assets and liabilities are as follows:

	June 30	December 31
	2008	2007
Assets
Financing charges	80	103
Property and equipment	963	874
Stock compensation expense & Other	922	786
	1,965	1,763
Liabilities
Goodwill	346	360
Net future income tax asset	1,619	1,403

The Company believes it is more likely than not that all future income tax assets will be realized.

Note 4- Capital Management

The Company’s primary source of capital is its shareholders equity and cash flow from operating activities before net changes in non-cash working capital balances.  The Company augments these capital sources with a $60 million, 364 day secured bank operating facility which is used to finance its net working capital and general corporate requirements.  The bank operating facility is arranged through a syndicate of three banks and matures in July 2009.  The Company’s bank operating facility limits its annual average debt to EBITDA ratio to 2.25 times.

As at June 30, 2008 this ratio was 1.2 times (December 31, 2007 – 1.4 times).  The maximum amount available to borrow under this facility is subject to a borrowing base formula applied to accounts receivable and inventories, and a covenant restricting the Company's debt to 2.25 times trailing 12 month earnings before interest, amortization and taxes.  As at June 30, 2008, the maximum amount available to be borrowed under this facility was $60 million.  In management’s opinion, the Company’s available borrowing capacity under its bank operating facility and ongoing cash flow from operations, are sufficient to resource its anticipated contractual commitments.  The facility contains certain other restrictive covenants, which the Company was in compliance with as at June 30, 2008.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Note 5 – Financial Instruments and Risk Management

a)

Fair Values

The Company’s financial instruments recognized on the consolidated balance sheet consist of accounts receivable, accounts payable and accrued liabilities, bank operating loan, long term debt and obligations under capital leases. The fair values of these financial instruments, excluding the bank operating loan, long term debt and obligations under capital leases, approximate their carrying amounts due to their short- term maturity. At June 30, 2008, the fair value of the bank operating loan, long term debt and obligations under capital leases approximated their carrying values due to their floating interest rate nature and short term maturity.

b)

Credit Risk

A substantial portion of the Company’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.

c)

Market Risk

The Company is exposed to market risk from changes in the Canadian prime interest rate which can impact its borrowing costs. The Company purchases certain products in US dollars and sells such products to its customer typically priced in Canadian dollars. As a result, fluctuations in the value of the Canadian dollar relative to the US dollar can result in foreign exchange gains and losses.

d)

Risk Management

From time to time the Company enters into foreign exchange forward contracts to manage its foreign exchange market risk by fixing the value of its liabilities and future commitments. As at June 30, 2008, the Company had contracted to purchase US $6.0 million at fixed exchange rates maturing in 2008. The fair market value of the contracts are nominal.

Note 6 – Related Party Transactions

Smith International Inc. (“Smith”) owns approximately 53% of the Company’s outstanding shares.  The Company is the exclusive distributor in Canada of down hole pump production equipment manufactured by Wilson Supply, a division of Smith.  Purchase of such equipment conducted in the normal course on commercial terms were as follows:

	June 30 2008	June 30 2007
Cost of sales for the three months ended	2,311	2,083

Cost of sales for the six months ended	5,368	4,385

Inventory	4,578	3,911

Accounts payable and accrued liabilities	22	953

Note 7 - Segmented reporting

The Company distributes oilfield products principally through its networks of 44 branches located in western Canada to oil and gas industry customers.  Accordingly, the Company has determined that it operated through a single operating segment and geographic jurisdiction